UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 001-15787
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MetLife, Inc.
200 Park Avenue
New York, New York 10166-0188

Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates
Note: Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustee and Participants of the
Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates
We have audited the accompanying statements of net assets available for benefits of the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The Form 5500 Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of the Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2007 financial statements taken as a whole.

/s/  Deloitte &Touche LLP
Tampa, Florida
June 27, 2008

Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates
Statements of Net Assets Available for Benefits
As of December 31, 2007 and 2006
(In thousands)

	2007	2006
Assets:
Participant directed investments—at estimated fair value (See Note 3)	$4,779,894	$4,397,907

Liabilities:
Accrued investment advisory and management fees	3,110	2,379

Net assets available for benefits—at estimated fair value	4,776,784	4,395,528

Adjustment from estimated fair value to contract value for fully benefit-responsive investment contracts	(22,993)	(7,760)

Net assets available for benefits	$4,753,791	$4,387,768

See accompanying notes to financial statements.

Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2007
(In thousands)

2007
Additions to net assets attributed to:
Contributions:
Participant contributions	$182,705
Employer contributions	73,905
Rollover contributions	11,713

Total contributions	268,323

Investment income:
Net appreciation in estimated fair value of investments	360,719
Investment income	22,844

Net investment income	383,563

Total additions	651,886

Deductions from net assets attributed to:
Benefits paid to participants	269,436
Investment advisory and management fees	15,766
Other expenses	661

Total deductions	285,863

Net increase in net assets	366,023

Net assets available for benefits:

Beginning of year	4,387,768

End of year	$4,753,791

See accompanying notes to financial statements.

Savings and Investment Pan for Employees of
Metropolitan Life and Participating Affiliates
Notes to Financial Statements
1. Description of the Plan
     The following description of the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.
     General Information
     The Plan, a defined contribution plan, became effective on May 1, 1970 and, as subsequently amended, is designed to comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended. Participants in the New England 401(k) Plan who had amounts invested in The New England Financial Accumulation Account, as of December 31, 2000, have such account as a frozen Core Fund (as defined below) of the Plan, to the extent they have retained assets in such fund. Such assets are classified with the Plan’s Fixed Income Fund. The Plan is administered by a senior officer of Metropolitan Life Insurance Company (the “Company”). Recordkeeping services are performed for the Plan by an independent third party.
     The Plan consists of the following investment options through participation in various separate account funds sponsored by the Company and The New England Financial Accumulation Account, where applicable:

Core Funds	Account(s)
Fixed Income Fund	Separate Accounts #78, #253, #378, #429 & The New England Financial Accumulation Account
Equity Fund	Separate Account #413
Common Stock Index Fund	Separate Account # MI
Blended Small Company Stock Fund	Separate Account #334
International Equity Fund	Separate Account #79
Small Company Stock Fund	Separate Account #307
Value Equity Fund	Separate Account #267
Emerging Markets Equity Fund	Separate Account #247
     Contributions to each separate account fund are remitted to the Company pursuant to group annuity contracts and allocated in accordance with the elections of the participants (as defined below). The Plan also offers participants the option to invest in the shares of the Company’s parent, MetLife, Inc., through the MetLife Company Stock Fund. The separate account funds and the MetLife Company Stock Fund together constitute the core investment options of the Plan (“Core Funds”). To supplement the Core Funds, the Plan offers to all participants the ability to transfer funds out of the Core Funds into a Self-Directed Account (“SDA”). The SDA works like a personal brokerage account by providing participants with direct access to a wide variety of mutual funds that are available to the public through many well-known mutual fund families. Both the MetLife Company Stock Fund and the SDA are held in trust and contributions and transfers are remitted to The Bank of New York Mellon, as trustee.
     Participant Accounts
     The recordkeeper maintains individual account balances for each employee of the Company, MetLife Group, Inc., Metropolitan Property and Casualty Insurance Company, Texas Life Insurance Company, MetLife Funding, Inc., MetLife Credit Corp., MetLife Securities, Inc., MetLife Bank, National Association and MetLife Insurance Company of Connecticut (“Participating Affiliates”) who participates in the Plan (each such employee, a “participant”). Each participant’s account is credited with contributions, as discussed below, charged with withdrawals and allocated investment earnings and losses as provided by the Plan document. A participant is entitled to the benefits that can be provided by the participant’s vested account balance determined in accordance with the Plan document and as described below.

     Contribution and Funding
     Contributions, as defined in the Plan document, consist of that portion of participant contributions which are matched by the Participating Affiliates, each for its own participants, and that portion of participant contributions which are not matched by any of the Participating Affiliates. Contributions of the Participating Affiliates vest in the participants’ accounts in accordance with the terms of the Plan. Contributions of the participants and Participating Affiliates are credited to the respective Core Funds in the manner elected by the participants and provided by the Plan. Pursuant to the terms of the Plan, matching contributions of the Participating Affiliates may be reduced to reflect forfeiture of non-vested participant interest and are suspended for six months if money attributable to matching contributions is withdrawn by the participant.
     Effective January 1, 2007, participants who are non-highly compensated employees may contribute up to 45% of their eligible compensation, (as defined in the Plan), subject to certain Internal Revenue Code (“IRC”) and Plan-imposed limitations. Prior to January 1, 2007, such participants could only contribute up to 40%. See “—Plan Amendments.” Highly compensated employees may elect to make before-tax 401(k) and after-tax Roth 401(k) contributions up to an aggregate maximum of 10% of such employees’ compensation. If such employees make after-tax employee contributions, the aggregate percentage of all such contributions may not exceed 13% of such employees’ compensation. Participants who were age 50 or older during the plan year were permitted to make additional catch-up contributions in excess of the regular IRC and Plan-imposed limitations (up to $5 thousand for the year ended December 31, 2007). The Participating Affiliates (other than Texas Life Insurance Company) each make a matching contribution equal to 4% of the participant’s eligible compensation when a participant contributes a minimum of 3% of their eligible compensation to the Plan. Texas Life Insurance Company makes a matching contribution equal to 3% of the participant’s eligible compensation when a participant contributes a minimum of 3% of their eligible compensation to the Plan. Subject to the approval of the Plan Administrator, participants may also rollover into the Plan, amounts representing distributions from (i) traditional IRAs (to the extent that the participant did not make nondeductible contributions), (ii) qualified defined benefit plans, (iii) qualified defined contribution plans, (iv) 403(b) plans, or (v) governmental 457(b) plans.
     Participation
     Generally, all employees of the Participating Affiliates who are regularly scheduled to work at least 1,000 hours per year, with the exception of certain groups of individuals performing services for the Participating Affiliates (e.g., individuals classified by the Participating Affiliates as leased employees and independent contractors, as well as employees participating in or eligible to participate in the New England Agents’ Deferred Compensation Plan and Trust, the New England Agents’ Retirement Plan and Trust and/or the New England Agency Employees’ Retirement Plan and Trust and certain collectively bargained employees), are eligible to become participants in the Plan on their date of hire and may immediately make contributions to the Plan. Generally, all employees of the Participating Affiliates, with the exception of certain groups of employees such as those described in the preceding sentence, are eligible to receive an allocation of employer matching contributions as of the first day of the month following the date they complete one year of service, provided that they make the minimum contributions to the Plan, as discussed above.
     Vesting
     Participant contributions vest immediately. Matching contributions become fully vested upon the participant’s completion of five years of service in accordance with a five-year graded vesting schedule, as well as upon the occurrence of the events triggering acceleration of vesting described below. A participant becomes 25% vested after the completion of two years of service, and then increases his or her vested percentage by an additional 25% per year for each additional year of completed service, until the participant is 100% vested in the Plan after five years of completed service. Vesting is accelerated if the participant (i) attains age 55, (ii) dies, (iii) terminates under the MetLife Plan for Transition Assistance for Officers, the MetLife Plan for Transition Assistance (which covers non-officer level employees), or the 2005-2006 MetLife Integrated Severance Plan (which covers employees of MetLife Insurance Company of Connecticut and certain employees of other Participating Affiliates), or (iv) is on disability for more than 24 months after the date of their initial disability payment.
     Forfeited Accounts
     Non-vested employer matching contributions within participants’ accounts become forfeitures upon the earlier of (i) the date the participant receives a distribution of the vested portion of his or her employer matching contributions (subject to the right of restoration described below), or (ii) the occurrence of a five consecutive year period of severance (during which the participant has not been credited with a single hour of service). If a participant who has had his or her nonvested employer matching contributions forfeited is rehired, such participant has the right to have the forfeited portion of employer matching contributions restored to such participant’s account, if such participant repays any vested employer matching contributions previously distributed prior to the earlier of (i) five years after the date such participant is rehired by the employer, or (ii) the close of a period of severance equal to at least five consecutive years commencing after such participant received a distribution of his/her vested employer matching contributions. All forfeitures are accumulated and used to reduce future employer matching contributions, to pay certain administrative expenses, and/or restore forfeited balances of partially vested participants who were re-employed and timely repaid the vested portion of matching contribution amounts that were previously distributed to the participant. The Plan’s General Account Fund was established solely to track the activity of forfeitures. At December 31, 2007 and 2006, the balance of the Plan’s General Account Fund was $1,040 thousand and $584 thousand, respectively. For the year ended December 31, 2007, forfeited non-vested employer matching contributions totaled $2,307 thousand. During the year ended December 31, 2007, $1,898 thousand from the General Account Fund were used to reduce employer matching contributions, to pay certain administration expenses, or restore forfeited balances of partially vested participants who were re-employed.
     Withdrawals and Distributions
     A participant may request withdrawals from the Plan under the conditions set forth in the Plan document. Distributions from the Plan may be made upon a participant’s retirement, death, disability for more than 24 months, or termination of employment.
     Loans
     Participants may borrow from their accounts up to a maximum of $50 thousand (reduced by the highest outstanding balance of loans during the one-year period ending the day before the date a loan is to be made) or 50% of their account balance (reduced by outstanding loans on the date of the loan), whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan Administrator. The principal of and interest on the loans are paid ratably through payroll deductions. Loan repayments are made to any or all of the Core Funds in accordance with the participant’s contribution investment allocation at the time of repayment. The loan balance outstanding as of December 31, 2007 and 2006 was $63,299 thousand and $58,879 thousand, respectively.
     Plan Amendments
     For the years ended December 31, 2007 and 2006, the following Plan amendments became effective:
     Effective for hardship withdrawals made on or after September 28, 2007, the Plan was amended to provide the ability to request hardship withdrawals for qualifying medical, tuition or funeral expenses incurred by a person that had been named as a primary beneficiary under the Plan, but who was not the participant’s spouse or dependent.
     Effective for distributions made on or after September 1, 2007, vested account balances that do not exceed $5 thousand (excluding amounts previously rolled over to the Plan), for participants who separated from service with Participating Affiliates, will automatically roll over to an IRA unless another payment method is elected.
     Effective March 1, 2007, the Plan Administrator was given discretion to waive the two per month limit on transfers of existing Plan balances and certain redemption fees when a participant makes a mistake in the automated transfer or reallocation process.
     Effective January 1, 2007, the maximum contribution percentage allowed for non-highly compensated employees, was increased from 40% to 45% of their eligible compensation (as defined in the Plan), subject to certain IRC and Plan-imposed limitations. See “—Contribution and Funding.”
     Effective January 1, 2007, if a participant is rehired after a one-year period of severance, such participant will be eligible to get credit under the Plan for his or her pre-break service immediately upon rehire.
     Effective January 1, 2007, non-spouse beneficiaries were permitted to roll over a decedent’s qualified plan benefit into an Individual Retirement Account (“IRA”). Under this provision, non-spouse beneficiaries are able to defer taxation and to receive annual required distributions from the rollover IRA over his or her life expectancy.
     On April 26, 2006, the Company sold its MetLife Retirement Plans business to Great-West Life and Annuity Insurance Company (“Great-West”). The following amendment was made to the Plan effective April 26, 2006: Participants who became employed by Great-West as a result of the sale were permitted to rollover any outstanding loan balance into the Great-West 401(k) plan in which they would be eligible to participate. Participants whose employment terminated as a result of the sale were permitted to continue to repay their outstanding Plan loans.

     Effective January 1, 2006, all participants who were current employees of Participating Affiliates could make contributions to a Roth 401(k) feature on an after-tax basis. In addition, the Plan was amended to comply with the final regulations governing 401(k) plans which, aside from a number of technical changes, provided for two additional deemed hardship events (i.e., burial and funeral expenses and expenses incurred to repair damage to the participant’s principal residence which would otherwise be eligible to be taken as an itemized casualty loss deduction by the participant without regard to tax law limitations) and treated participants with less than two years of vesting service as at least partially vested for certain purposes. The Plan was also amended to allow participants impacted by Hurricanes Katrina, Rita and/or Wilma to obtain loans up to double the limit (as permitted by federal law) and to take one additional withdrawal if they had taken the maximum number of withdrawals during the Plan year.
2. Summary of Significant Accounting Policies
     The following are the significant accounting policies followed by the Plan:
     Basis of Accounting
     The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
     Use of Estimates
     The preparation of financial statements in conformity with GAAP requires the Plan Administrator to adopt accounting policies and make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
     Risks and Uncertainties
     The Plan utilizes various investment securities, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as overall market volatility, interest rate risk, and credit risk. Due to the risks associated with certain investment securities, changes in the values of investment securities are likely to occur in the near term and such changes could materially affect the amounts reported in the financial statements.
     Investment Valuation and Income Recognition
     The Plan’s investments are stated at estimated fair value. Contributions are recognized when due and withdrawals and distributions are recognized when incurred. Investment income is recorded as earned. Loans to participants are carried at the outstanding loan balance.
     Funds held in the Equity Fund, Common Stock Index Fund, Blended Small Company Stock Fund, International Equity Fund, Small Company Stock Fund, Value Equity Fund, Emerging Markets Equity Fund, MetLife Company Stock Fund and the SDA are stated at the aggregate value of units of participation. Such value reflects accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. Shares of mutual funds, included in such funds, are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.
     Funds held in the Plan’s General Account Fund are invested through a group annuity contract. Amounts are stated at the aggregate amount of accumulated transfers of forfeited non-vested account balances and interest earned thereon, less withdrawals to reduce matching contributions or pay certain Plan administrative expenses, as discussed above. Interest is credited periodically in a manner consistent with the Company’s general practices for allocating such income.
     The fully benefit-responsive investment contracts (Note 5) are stated at estimated fair value and then adjusted to contract value. Estimated fair value of the contracts with the Company was determined as the sum of the products of the Plan’s units of participation in each underlying separate account multiplied by the unit value of the respective separate account. The unit value of each of the separate accounts is calculated by the Company. Estimated fair value of the New England Financial Accumulation Account was calculated by discounting the related cash flows using the yield of the Moody’s Baa Industrial Bond Index on the appropriate valuation dates.

     In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits present investment contracts at estimated fair value, as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from estimated fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP.
     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
     Management fees and operating expenses charged to the Plan for investments in the mutual funds held in the SDA are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses for investments in such mutual funds are reflected as a reduction of return on such investments.
     Issued But Not Yet Implemented Accounting Pronouncement
     In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value, and requires enhanced disclosures about fair value measurements.
     Effective January 1, 2008, the Plan was required to adopt SFAS 157 and apply the provisions of the statement prospectively to assets and liabilities measured and disclosed at fair value. The adoption of SFAS 157 is not expected to have a material impact on the measurement of the Plan’s net assets; however, the implementation of SFAS 157 will require additional disclosures regarding measurement of fair value in the Plan’s 2008 financial statements.
     Payment of Benefits
     Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $1,518 thousand and $1,653 thousand at December 31, 2007 and 2006, respectively.
     Excess Contributions Payable
     The Plan is required to return contributions received during the Plan year in excess of the IRC limits. An immaterial amount of such excess contributions was required to be returned to participants for the year ended December 31, 2007.
     Investment Advisory and Management Fees
     Investment advisory and management fees are paid out of the assets of the Core Funds and are recognized as expenses of the Plan.
     Other Expenses
     As provided in the Plan document, non-investment related expenses are paid by both Participating Affiliates and the Plan. Those expenses paid by the Plan are recognized as expenses of the Plan.

3. Investments
     The Plan’s investments were as follows for the years ended December 31, 2007 and 2006:

	2007		2006
	(In thousands)
Fixed Income Fund	$2,342,407	*	$2,236,687	*
Equity Fund	527,883	*	487,130	*
Common Stock Index Fund	472,736	*	472,143	*
Emerging Markets Equity Fund	325,440	*	216,735
MetLife Company Stock Fund	301,776	*	252,520	*
Small Company Stock Fund	233,563		210,660
International Equity Fund	204,093		161,184
Value Equity Fund	161,905		162,864
Blended Small Company Stock Fund	107,476		109,570
Self-Directed Account — Mutual Funds	38,276		28,951
General Account Fund **	1,040		584
Loan Receivable (at outstanding balance)	63,299		58,879

Total Investments	$4,779,894		$4,397,907

*	Represents 5% or more of the Plan’s net assets available for benefits.

**	Designed to hold Plan forfeitures.
4. Net Appreciation in Estimated Fair Value of Investments
     The Plan’s net appreciation in estimated fair value of investments (including realized and unrealized gains and losses) were as follows for the year ended December 31, 2007:

2007
(In thousands)
Separate accounts	$225,957
Pooled separate accounts	120,268
MetLife Company Stock Fund	10,854
Self-Directed Account — Mutual Funds	3,640

Net appreciation in estimated fair value of investments	$360,719

5. Investment Contracts with the Company
     The Plan has fully benefit-responsive group annuity contracts with the Company. These contracts are included in the Plan’s financial statements at estimated fair value and then adjusted to contract value as reported to the Plan by the Company. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. The crediting interest rate is based on a formula agreed upon with the Company and is reviewed annually for resetting, but may not be less than zero. The crediting interest rate for the Plan participants and average yield for the investment contracts with the Company were 5.15% and 5.00% for the years ended December 31, 2007 and 2006, respectively. The crediting interest rate for the Plan participants and average yield for The New England Financial Accumulation Account was 6.75% and 7.00% for the years ended December 31, 2007 and 2006, respectively. There are no reserves against contract value for credit risk of the Company, as the contract issuer.

     Upon termination of an investment contract by the Company, as Plan sponsor, proceeds would be paid to the Plan at estimated fair value for the benefit of the participants, provided estimated fair value exceeds the guaranteed contract value. While the Company may elect to do so at any time, it does not currently intend to terminate any of these investment contracts.
     Assets held under the group annuity contracts with the Company are invested in various separate accounts. As part of the Plan’s Fixed Income Fund, the contract value for these group annuity contracts was $2,090,644 thousand and $2,002,775 thousand at December 31, 2007 and 2006, respectively. The estimated fair value of the separate accounts underlying these contracts was $2,113,347 thousand and $2,003,315 thousand at December 31, 2007 and 2006, respectively.
     The New England Financial Accumulation Account represents a guaranteed investment contract through the general account of the Company. Accordingly, no quoted market valuation is readily available. This account had a contract value of $228,771 thousand and $226,152 thousand at December 31, 2007 and 2006, respectively. The Company estimated the fair value of this contract to be $229,060 thousand and $233,372 thousand as of December 31, 2007 and 2006, respectively.
6. Related-Party Transactions
     Certain Plan investments include separate accounts managed by the Company. The balance of these investments was $2,033,096 thousand and $1,820,286 thousand at December 31, 2007 and 2006, respectively. Total investment income, including realized and unrealized gains and losses, for these investments was $237,810 thousand for the year ended December 31, 2007. The Company is the sponsor of the Plan and, therefore, transactions qualify as party-in-interest transactions. During the year ended December 31, 2007, the Company received $9,405 thousand from the Plan for investment advisory and management fees.
     Certain Plan investments include separate accounts underlying the group annuity contracts with the Company (Note 5) which are also managed by the Company. The estimated fair value of these investments was $2,342,407 thousand and $2,236,687 thousand at December 31, 2007 and 2006, respectively. Total investment income was $123,244 thousand for the year ended December 31, 2007. During the year ended December 31, 2007, the Company received investment advisory and management fees of $5,259 thousand from these separate accounts.
     At December 31, 2007 and 2006, the Plan held 4,881,448 and 4,263,693 shares, respectively, of common stock of MetLife, Inc. with a cost basis of $213,999 thousand and $160,056 thousand, respectively, through its investment in the MetLife Company Stock Fund. During the year ended December 31, 2007, the Plan recorded dividend income on MetLife, Inc. common stock of $3,476 thousand.
     Certain participants, who are also employees of the Participating Affiliates, perform non-investment-related services for the Plan. Neither these employees nor the Participating Affiliates receive compensation from the Plan in exchange for these services.
7. Termination of the Plan
     While the Participating Affiliates intend that the Plan be permanent, each of the Participating Affiliates (with respect to that particular company) has the right to amend or discontinue it. In the event of termination of the Plan, each participant shall be fully vested in Company contributions made to the Plan, and have a right to receive a distribution of his or her interest, in accordance with the provisions of the Plan.
8. Federal Income Tax Status
     The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated May 23, 2002 that the Plan is designed in accordance with the applicable requirements of the IRC. The Plan has been amended and restated since receiving such determination letter. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in material compliance with the applicable requirements of the IRC and the Plan document, and continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements for the year ended December 31, 2007.
     In May 2004, an application was filed with the IRS requesting approval of an alternative method of correcting the failure to timely implement suspensions of contributions following certain withdrawals during the 1999-2001 Plan years. In a letter from the IRS dated February 15, 2007, the Company was informed that the IRS had accepted the proposed method of correction. The Company has implemented the method approved by the IRS.

9. Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of net assets available for benefits between the financial statements and the Form 5500, Schedule H, Part I, Asset and Liability Statement as of December 31, 2007 and 2006:

	2007	2006
	(In thousands)
Net assets available for benefits per the financial statements	$4,753,791	$4,387,768

Benefits payable	(1,518)	(1,653)

Cumulative deemed distributions of participants’ loans	(1,939)	(1,624)

Net assets per Form 5500, Schedule H, Part I, Line 1l	$4,750,334	$4,384,491

     The following is a reconciliation of total deductions per the financial statements to total expenses per Form 5500, Schedule H, Part II, Income and Expense Statement for the year ended December 31, 2007:

2007
(In thousands)
Total deductions per financial statements	$285,863

Benefits payable at December 31, 2007	1,518
Benefits payable at December 31, 2006	(1,653)
Current year cumulative deemed distributions	1,939
Prior year cumulative deemed distributions	(1,624)

Total expenses per Form 5500, Schedule H, Part II, Line 2j	$286,043

******

Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates
Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)
As of December 31, 2007

(a)	(b) Identity of issuer, borrower, lessor, or	(c) Description of investment including maturity date,	(d) Cost	(e) Current
	similar party	rate of interest, collateral, par or maturity value		value
				(In thousands)
*	Metropolitan Life Insurance Company	Fully Benefit-Responsive Contracts:
		Fixed Income Fund — SA #78	**	$355,962
		Fixed Income Fund — SA #253	**	357,075
		Fixed Income Fund — SA #429	**	868,607
		Fixed Income Fund — SA #378	**	531,702
		General Account — NEF Accumulation Account	**	229,061

		Total fully benefit-responsive contracts		2,342,407

*	Metropolitan Life Insurance Company	Other Separate Account Contracts:
		Equity Fund — SA #413	**	527,883
		Common Stock Index Fund — SA #MI	**	472,736
		Blended Small Company Stock Fund — SA #334	**	107,476
		International Equity Fund — SA #79	**	204,093
		Small Company Stock Fund — SA #307	**	233,563
		Value Equity Fund — SA #267	**	161,905
		Emerging Markets Equity Fund — SA #247	**	325,440

		Total other separate account contracts		2,033,096

		MetLife Company Stock Fund	**	301,776
		Self-Directed Account — Mutual Funds	**	38,276
		General Account Fund — Forfeiture Account	**	1,040

*	Various participants	Loans Receivable (maturing through 2023 with interest rates from 4.00% to 9.59%)	**	63,299

		Participant-directed investments — at estimated fair value		4,779,894

		Adjustment from estimated fair value to contract value for fully benefit-responsive investment contracts		(22,993)

		Participant-directed investments		$4,756,901

*	Permitted party-in-interest

**	Cost has been omitted with respect to participant-directed investments

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates

By: /s/ Margery Brittain

Name: Margery Brittain
Title: Plan Administrator
Date: June 27, 2008

EXHIBIT INDEX

EXHIBIT
NUMBER	EXHIBIT NAME
23.1	Consent of Independent Registered Public Accounting Firm